Exhibit 16.1

KPMG LLP Suite 300 1212 N. 96th Street Omaha, NE 68114-2274	Suite 1120 1248 O Street Lincoln, NE 68508-1493

June 20, 2025

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Boston Omaha Corporation and, under the date of March 28, 2025, we reported on the consolidated financial statements of Boston Omaha Corporation as of and for the years ended December 31, 2024 and 2023. On June 19, 2025, we were dismissed.

We have read Boston Omaha Corporation’s statements included under Item 4.01 of its Form 8-K dated June 20, 2025, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements in item 4.01(b).

Very truly yours,

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.